Exhibit 20.3
MELCO CROWN ENTERTAINMENT LIMITED
Extraordinary General Meeting of Shareholders

(Name of ADR holder)

(Number of ADRs held)
Resolutions presented for consideration by the Extraordinary General Meeting of Shareholders on 19 May 2009

Please tick (“Ö”) where appropriate

Agenda
		Affirmative	Negative	Abstained

Ordinary Resolution

1)	Approval of an increase in the authorized share capital of the Company from US$15,000,000 divided into 1,500,000,000 ordinary shares of a nominal or par value of US$0.01 each to US$25,000,000 divided into 2,500,000,000 ordinary shares of a nominal or par value of US$0.01 each, by the creation of an additional 1,000,000,000 ordinary shares.

Special Resolution

2)	Adoption of the new Amended and Restated Memorandum and Articles of Association of the Company incorporating the amendments with respect to the increased authorized share capital, the current name of the Company and certain ancillary amendments as further set out in schedule 1, including (a) the change of name of the registered office provider of the Company, Walkers SPV Limited to Walkers Corporate Services Limited due to their restructuring exercise; (b) a rectification change to the definition of ADS such that each ADS would represent 3 ordinary shares; and (c) a rectification change in Article 132 of the Articles of Association so that the cross reference is to Article 90.

(Signature)

Schedule 1
Ancillary Amendments to the Memorandum and Articles of Association
(a)	Clause 2 of the Memorandum of Association would be amended as follows:

	2.	The Registered Office of the Company shall be at the offices of Walkers ~~SPV~~ Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, Grand Cayman, Cayman Islands, or at such other place as the Directors may from time to time decide.

(b)	The definition of “ADS” in Clause 1 of the Articles of Association would be amended as follows:

	1.	In these Articles, unless otherwise defined, the defined terms shall have the meanings assigned to them as follows:

“ADS”

an American Depositary Share, each representing ~~2~~3 ordinary shares;

(c)	Article 132 of the Articles of Association would be amended as follows:

	132.	Subject to Article ~~91,~~90, the Company may have a Chief Executive Officer, one or more Vice Presidents and Chief Financial Officer, President, a Secretary or Secretary-Treasurer appointed by the Directors. The Directors may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time decide.

Schedule 2
Existing Article 90 of Articles of Association — For Reference Only
90.	Subject to these Articles, the Directors may from time to time appoint any person, whether or not a director of the Company to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the Chief Executive Officer, one or more Vice Presidents, Chief Financial Officer, Manager or Controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any person so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of Managing Director upon like terms, but any such appointment shall ipso facto determine if any Managing Director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.